Rule 424(b)(3)
                                         Reg. St. No. 333-102238
                           PROSPECTUS

                    LEESPORT FINANCIAL CORP.
                    1230 Broadcasting Road
                 Wyomissing, Pennsylvania 19610
                        (610) 208-0966

                 132,448 Shares of Common Stock
              Offered By the Selling Shareholders
                   Named in This Prospectus

     This prospectus covers sales from time to time by the selling shareholders named in this prospectus of up to 132,448 shares of our common stock. We issued the shares to the selling shareholders in connection with our acquisition of Richard C. Boothby, Inc., which we completed in October 2002.

     The selling shareholders will receive all of the net proceeds from the sale of the shares of common stock under this prospectus. We will not receive any of the proceeds from the sales of the shares by the selling shareholders. We will pay all the expenses of registration in connection with this offering.

     Our common stock is traded on the Nasdaq National Market under the symbol "FLPB." On December 26, 2002, the closing sale price of our common stock on the Nasdaq National Market was $19.75 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance Corporation or any governmental agency.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF
CERTAIN RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

                    ___________________________


           This prospectus is dated January 10, 2003.

     The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                     ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. It is a type of registration statement that is commonly called a shelf registration. It is called that because it permits securities to be offered on a delayed or continuing basis. The selling shareholders can resell the common stock covered by this prospectus at various times determined by each of them as more fully explained in this prospectus. We call these transactions by the selling shareholder resales because the common stock they may sell under this prospectus was or will be first issued by us to them. We will not receive any proceeds from any of these resales. This prospectus omits some of the information contained in the registration statement, and reference is made to the registration statement for further information about us and the common stock being offered by the selling shareholders. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registrations statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed. You should read both this prospectus and the additional information described under the heading "Where You Can Find More Information."

     Unless this prospectus says otherwise, reference in this prospectus to "we," "our," or "us" refer to the combined operations of Leesport Financial Corp. and its subsidiaries, including Leesport Bank and its subsidiaries.

       SPECIAL NOTE CONCERNING FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements. Examples of forward looking statements include, but are not limited to (a) projections of or statements regarding future earnings, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of our plans and objectives, (c) statements of future economic performance, and (d) statements of assumptions, such as economic conditions in our market areas, underlying other statements and statements about us or our businesses. These forward looking statements can be identified by the use of forward looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or other variations on these words or similar terminology, or by discussion of strategy.

     We can give no assurance that we will achieve the future results covered by the forward-looking statements. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could impact our operating results include (i) the effects of changing economic conditions in our market areas and nationally,
(ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates,
(iv) changes in federal and state banking, insurance, and investment laws and regulations which could impact our operations, (v) funding costs, and (vi) other external developments which could materially affect our business and operations.

                         OUR BUSINESS

Our Company

     We are a Pennsylvania business corporation headquartered at 1240 Broadcasting Road, Wyomissing, Pennsylvania 19610. We were organized as a bank holding company on January 1, 1986. On January 7, 2002, we filed an election with the Board of Governors of the Federal Reserve System to become a financial holding company. The election became effective on February 7, 2002. We offer a wide array of financial services through our various subsidiaries. Our executive offices are located at 1240 Broadcasting Road, Wyomissing, Pennsylvania 19610.

     At September 30, 2002, we had total assets of $549.1 million, total shareholders' equity of $49.4 million, and total deposits of $381.4 million.

The Bank

     Our wholly-owned banking subsidiary is Leesport Bank ("Leesport Bank" or the "Bank"), a Pennsylvania chartered commercial bank. During the year ended December 31, 2000, the charters of The First National Bank of Leesport and Merchants Bank of Pennsylvania, our wholly-owned banking subsidiaries at that time, were merged into a single charter under the name "Leesport Bank." The First National Bank of Leesport was incorporated under the laws of the United States of America as a national bank in 1909. Since its inception, Leesport Bank, or its predecessor, the First National Bank of Leesport, has operated as a banking institution doing business in Berks County, Pennsylvania. We acquired Merchants Bank of Pennsylvania, a Pennsylvania chartered commercial bank, in 1999 as a result of our acquisition of Merchants of Shenandoah Ban-Corp. Merchants Bank of Pennsylvania, now a division of the Bank, operates in the counties of Schuylkill and Luzerne in Pennsylvania.

     Leesport Bank provides services to its customers through twelve full service offices, nine of which operate under Leesport Bank's name in Leesport, Blandon, Bern Township, Wyomissing Hills, Breezy Corner, Hamburg, Birdsboro, Schuylkill Haven, and Reading, all of which are in Berks County, Pennsylvania, except for the Schuylkill Haven financial center, which is located in Schuylkill County, Pennsylvania, and three of which operate under the name Merchants Bank, a division of Leesport Bank, in Shenandoah, Schuylkill County, in Drums and in Hazel Township, both located in Luzerne County. The Bank also operates a limited service facility in Wernersville, Berks County, Pennsylvania and a drive-up only facility in Hazleton, Luzerne County, Pennsylvania. All offices, except the Wernersville office, provide automated teller machine services. Each office, except the Wernersville, Breezy Corner, and Drums offices, provides drive-in facilities.

     The Bank engages in full service commercial and consumer banking business, including such services as accepting deposits in the form of time, demand and savings accounts. Such time deposits include certificates of deposit, individual retirement accounts, Roth IRA accounts, and club accounts. The Bank's savings accounts include money market accounts, NOW accounts and traditional regular savings accounts. In addition to accepting deposits, the Bank makes both secured and unsecured commercial and consumer loans, finances commercial transactions, provides equipment lease and accounts receivable financing, makes construction and mortgage loans, including home equity loans, and rents safe deposit facilities. The Bank also provides small business loans and student loans.

     In 2001, the Bank formed a strategic alliance with INA Trust Company in order to offer personal trust services to its customers. The alliance enabled the Bank to enter the trust business quickly and without incurring significant start-up expenses. Personal trust services through this alliance are offered by the wealth management division.

Subsidiary Activities

     We have four wholly-owned direct or indirect operating subsidiaries in addition to the Bank: Essick & Barr, LLC, a Berks County based general insurance agency, which we acquired in 1998; Leesport Wealth Management, Inc., an investment advisory business which we acquired in 1999; Leesport Investment Group, Inc., which we formed in 1999 to purchase a securities brokerage business; and Leesport Realty Solutions, LLC, which we formed originally during 2000 to provide title insurance and other real estate related services to its customers through limited partnership arrangements with third parties involved in the real estate services industry.

     Both Leesport Wealth Management and Leesport Investment
Group are both headquartered at 1240 Broadcasting Road, Wyomissing, Pennsylvania and collectively had 10 full-time employees at December 1, 2002.

     Essick & Barr offers a full line of personal and commercial property and casualty insurance as well as group insurance for businesses, employee benefit plans, and life insurance. On October 1, 2002, we acquired Richard C. Boothby, Inc., a full service insurance agency that specializes in employee benefits, property and casualty insurance, and risk management consulting. We operate the former business of Richard C. Boothby, Inc. as a division of Essick & Barr under the name "The Boothby Group." Essick & Barr maintains sales offices at 108 South Fifth Street, Reading, Pennsylvania, 460 Norristown Road, Blue Bell, Pennsylvania and 1240 Broadcasting Road, Wyomissing, Pennsylvania. Essick & Barr, including the Boothby Group Division, had 54 full-time employees at December 1, 2002.

     Leesport Realty Solutions provides title insurance and other real estate related services to the Company's customers through limited partnership arrangements with unaffiliated third parties involved in the real estate services industry.

                           RISK FACTORS

     Before investing in our common stock, you should be aware that there are various risks, including those described below. Your investment in our common stock will be subject to the risks inherent in our business. The value of your investment may decline and could result in a loss of your entire investment. You should carefully consider the following factors as well as the other information included in this prospectus before deciding to exercise your rights to buy our common stock.

     We may not be able to sustain our current rate of growth. During recent years, we have experienced significant growth and diversification in our business, and our future business strategy is to continue to expand. Our ability to continue to grow depends, in part, upon our ability to expand our market share, successfully attract core deposits, and identify loan and investment opportunities as well as opportunities to generate fee-based income. Our ability to manage growth successfully will also depend on whether we can continue to efficiently fund asset growth and maintain asset quality and cost controls, as well as on factors beyond our control, such as economic conditions and interest rate trends. The growth of our commercial and industrial loans and commercial real estate loans and the increases in recurring fee income in the areas of insurance and investment services has been the principal factor in our increase in gross revenues in the past few years. In the event that we are unable to sustain our historical growth rate, our earnings could be adversely impacted. We recognize the challenge in managing growth and increasing recurring fee-based income while controlling costs and maintaining asset quality and its potential impact on our financial performance.

     We may have difficulty managing our growth. We expect to continue to experience significant growth in the number of our employees and customers and the scope of our operations. This growth may place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to continue to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products and services. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

     Our loan mix may increase our credit risk. There are certain risks inherent in making all loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in our regional economy, risks inherent in dealing with individual borrowers, and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

     Commercial and industrial loans and commercial real estate loans comprise a significant portion of our loan portfolio. Commercial loans are typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial and industrial loans and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs.

     Our bank maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. We cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additional increases to the allowance for loan losses may adversely impact our net income and, possibly, our capital.

     Changes in interest rates may adversely affect our earnings and financial condition. Even though our fee-based income has been increasing significantly as a result of our business strategy, we are still dependent principally upon our net interest income. Net interest income is the difference between interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowed funds.
Net interest income represented approximately 61.6% of our net revenues in fiscal year 2001 and 65.1% for the first nine months of 2002, and fee income represented approximately 38.4% of net revenues in fiscal year 2001 and 34.9% for the first nine months of 2002. Net interest margin is the difference between the gross (tax-effected) yield on earning assets and the cost of interest bearing liabilities as a percentage of earning assets. The net interest margin for the nine months ended September 30, 2002, was 3.58% compared to 3.28% for the year ended
December 31, 2001. Changes in interest rates, volume of earning assets and volume of interest bearing liabilities can increase or reduce net interest income, net income and net interest margin.

     Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. When interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in the United States and other financial markets.

     We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities.
Interest rate risk management techniques are not exact, however, and a rapid increase or decrease in rates could adversely affect our financial performance.

     Adverse economic and business conditions in our market area may have an adverse effect on us. A significant portion of our business is with customers located within Berks County, Pennsylvania. The second highest contribution to our business is from customers in Schuylkill and Luzerne Counties. The businesses to which we make loans are small and medium-sized and are dependent upon the regional economy. Adverse economic and business conditions in our market area could affect the financial condition of our borrowers, their ability to repay their loans and consequently our financial condition and performance.

     We intend to continue to expand the percentage of our commercial real estate and multi-family residential loans despite the fact that commercial real estate and multi-family residential lending typically involve larger loans to a single borrower and are generally viewed as exposing the lender to a greater risk of loss then one- to four-family residential lending. Income producing property values are also generally subject to greater volatility than owner-occupied residential property values. The liquidation value of commercial and multi-family properties may be adversely affected by risks generally incident to interests in real property, including: changes or continued weakness in general or local economic conditions and/or specific industry segments; declines in real estate values; declines in rental, room or occupancy rates; increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs); the availability of refinancing; and changes in governmental rules, regulations and fiscal policies, including rent control ordinances, environmental legislation, taxation and other factors beyond the control of the borrower or the lender.

     Competition with other financial institutions could adversely affect our profitability. We face substantial competition in originating loans and in attracting deposits and generating fee-based income. This competition comes principally from other banks, savings institutions, credit unions, mortgage banking companies and, with respect to deposits, institutions offering investment alternatives, including money market funds. Since passage of landmark banking legislation in November 1999, our competition may increasingly come from insurance companies, large securities firms and other financial services institutions. Due to consolidation in our industry, some of our competitors such as Wachovia Corporation, Sovereign Bancorp, Inc. and M&T Bank Corp., and their respective affiliates, may enjoy advantages such as greater financial resources, a wider geographic presence, a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. This competition could decrease the number and size of loans that we originate and the interest rate that we receive on these loans. Increased competition from other financial service institutions, including insurance companies and large securities firms, could also adversely affect demand for our insurance and investment services.

     With respect to deposits, these competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations, investment opportunities and growth of our fee-based business operations.

     Government regulation significantly affects our business. The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors and the federal deposit insurance funds, not shareholders. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System. Our bank is subject to regulation and supervision by the Federal Reserve and the Pennsylvania Department of Banking and, to a lesser extent, by the FDIC. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. For example, our bank is subject to various regulatory capital requirements, which involve both quantitative measures of our bank's assets and liabilities and qualitative judgments by regulators regarding risk and other factors. Our bank's failure to meet minimum capital requirements could result in actions by our regulators that could adversely affect our ability to pay dividends or otherwise adversely impact our operations. Changes in laws, regulations and regulatory practices affecting the banking industry could impose additional costs on us and otherwise adversely affect us.

     Our holding company structure also restricts our bank's ability to provide funds to us and to pay dividends and make debt payments. Federal and state banking laws, regulations and policies also limit our bank's ability to pay dividends and make other distributions to us. Our bank must obtain prior approval from its regulators, the Pennsylvania Department of Banking and the Federal Reserve, to declare a dividend or make any other capital distribution if, after such dividend or distribution,
(i) our bank's total distributions to us within that calendar year would exceed 100% of its net income during the year plus retained net income for the prior two years, (ii) our bank would not meet capital levels imposed by its regulators, or (iii) our bank is not adequately capitalized at the time. In addition, prior approval from our regulators would be required if our bank is notified by our regulators that it is a problem institution or an institution in troubled condition. Its regulators may deny an application for approval for any capital distribution that it determines would constitute an unsafe or unsound practice. In addition, as a holding company, our rights and the rights of our creditors to participate in the assets of our bank upon any liquidation, receivership or reorganization will be subject to the prior claims of our bank's creditors, including our bank's depositors. Thus, a significant deterioration of our bank's capital, earnings or cash flow could limit or prevent our bank from paying cash dividends to us which, in turn, would limit our ability to meet our debt service requirements or pay dividends on our equity securities.

     There is a potential for continued economic downturn, market disruption and other effects resulting from terrorist activities and actions by the United States and other governments in reaction thereto which may lead to a deterioration in our asset quality and adversely affect our earnings and cash flow. Our business faces various material risks, including credit risk or that the demand for our products will decrease. In a continued recession or other economic downturn, these risks would probably become more acute. In a continued economic downturn, our credit risk and litigation expense, due to increased loan workout and foreclosures, will increase. Also, decreases in consumer confidence, real estate values, interest rates and investment returns, usually associated with a downturn, could combine to make the types of loans we originate less profitable.

     Market conditions may adversely affect our fee-based investment and insurance business. The revenues of our fee-based investment business are derived primarily from commissions from the sale of securities and investment advisory fees. In the event of decreased stock market activity, the volume of trading facilitated by Leesport Investment Group, Inc. will in all likelihood decrease resulting in decreased commission revenue on purchases and sales of securities. In addition, investment advisory fees, which are generally based on a percentage of the total value of an investment portfolio, will decrease in the event of decreases in the values of the investment portfolios, for example, as a result of overall market declines. Similarly, revenues from our insurance business are derived from commissions on sales of insurance policies, which commissions are generally calculated as a percentage of the policy premium. These insurance policy commissions can fluctuate as insurance carriers from time to time increase or decrease the premiums on the insurance products we sell.

     Provisions under Pennsylvania law, in our charter documents, and other laws and regulations applicable to us may make it harder for others to obtain control of us even though some shareholders might consider such a development favorable. Our shareholder rights plan, provisions of our articles of incorporation, and applicable provisions of Pennsylvania law and under the Bank Holding Company Act may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even though some of our shareholders might believe a change in control is desirable. See "Description of Our Securities-Special Charter and Pennsylvania Corporate Law Provisions."

     There is a limited trading market in our common stock. Although our common stock began trading on the Nasdaq National Market, it is not an actively traded stock. No assurance can be given that a more active and widespread trading market for our common stock will develop or, if one develops, that it will continue.

     We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services. We believe that our growth and future success will depend in large part upon the skills of our management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. Moreover, the continued retention of the chief executive officers of the insurance and investment operations that we have acquired is important to successful implementation of our business strategy. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel. Although we have obtained key man life insurance on our senior executive officers and have employment agreements with them which contain noncompete provisions, the loss of the services of one or more of our executive officers could impair our ability to continue to develop our business strategy.

                         USE OF PROCEEDS

     All net proceeds from the sale of the common stock covered by this prospectus will be received by the Selling Shareholders who offer and sell their shares. We will not receive any proceeds from the sale of the common stock by the Selling Shareholders.

                       SELLING SHAREHOLDERS

     The following table provides certain information with respect to the common stock beneficially owned by the Selling Shareholders who are entitled to use this prospectus. The Common Stock listed below may be offered from time to time by the Selling Shareholders named below or their nominees:

                       SHARES      SHARES
                     OWNED PRIOR  AVAILABLE
                       TO THE     FOR SALE       AMOUNT OWNED
NAME AND ADDRESS OF   OFFERING   UNDER THIS    AFTER COMPLETION
SELLING SHAREHOLDER     (1)      PROSPECTUS   OF THE OFFERING(1)
-------------------   --------   ----------   ------------------
Richard C. Boothby     98,307      98,307             0
Michael G. Bov,         6,429       6,429             0
Thomas S. Greenwood    17,351      17,351             0
Eric E. Putsch          6,429       6,429             0
James G. Turner         3,932       3,932             0

----------
(1) Because (i) a Selling Shareholder may offer all or some of the shares of common stock which he holds pursuant to the offerings contemplated by this prospectus, (ii) the offerings of shares of common stock are not being underwritten on a firm commitment basis, and (iii) a Selling Shareholder could purchase additional shares of common stock from time to time, no estimate can be given as to the amount of shares of common stock that will be held by any Selling Shareholder upon completion of the offering. See "PLAN OF DISTRIBUTION."

     Each of the Selling Shareholders acquired his shares in connection with our acquisition of Richard C. Boothby, Inc. on October 1, 2002. In connection with the transaction, each of the Selling Shareholders was elected to the Board of Directors of Essick & Barr, LLC, and each entered into an employment agreement with us for a term of five years, in the case of Messrs. Boothby and Greenwood, and a term of three years, in the case of Messrs. Bov,, Putsch, and Turner. In addition,
Mr. Boothby entered into an agreement with us in which he agreed not to sell any of the shares of our common stock he received in the transaction for a period of 180 days from closing unless the price of our common stock closes under $15 per share on any day, in which he can sell the stock without restriction.

                       PLAN OF DISTRIBUTION

     We are registering the common stock covered by this prospectus for the Selling Shareholders. As used in this prospectus, "Selling Shareholders" includes the pledgees, donees, transferees or others who may later hold the Selling Shareholders' shares. We will pay the costs and fees of registering the common stock, but the Selling Shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

     The Selling Shareholders may sell the common stock in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the Selling Shareholders may sell some or all of their common stock through:

          - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

          - purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

          - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling the common stock, the Selling Shareholders may enter into hedging transactions. For example, the Selling
Shareholders may:

          - enter into transactions involving short sales of the common stock by broker-dealers;

          -     sell common stock short themselves and
                redeliver such shares to close out their short positions;

          - enter into option or other types of transactions that require the Selling Shareholders to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

          - loan or pledge the common stock to broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The Selling Shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Shareholders may allow other broker-dealers to participate in resales. However, the Selling Shareholders and any broker-dealers involved in the sale or resale or the common stock may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the Selling Shareholders quality as "underwriters," they will be subject to the prospectus delivery requirements of
Section 5(b)(2) of the 1933 Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     In addition to selling their common stock under this prospectus, the Selling Shareholders may:

          - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the 1933 Act;

          - transfer their common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

          - sell their common shares under Rule 144 of the 1933 Act rather than under this prospectus if the transaction meets the requirements of Rule 144.

                   DESCRIPTION OF OUR SECURITIES

          Our authorized capital stock of is 10,000,000 shares of common stock, $5.00 par value. As of November 1, 2002, there were 3,240,796 shares of our common stock outstanding. There are no other shares of our capital stock authorized, issued or outstanding. We have no options, warrants, or other rights authorized, issued or outstanding, other than options granted under our stock option and other employee benefit plans.

Common Stock

          The holders of our common stock share ratably in dividends when and if declared by our board of directors from funds legally available from us. Our declaration and payment of cash dividends depend upon dividend payments by Leesport Bank, which is our primary source of revenue and cash flow. We are a legal entity separate and distinct from our subsidiaries. Accordingly, our right, and consequently the right of creditors and shareholders, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of Leesport Bank, except to the extent that our claims in our capacity as a creditor may be recognized.

          For certain limitations on the ability of Leesport
Bank to pay dividends to us, see our Annual Report on Form 10-K for the year ended December 31, 2001.

          Each holder of shares of our common stock has one vote for each share held on matters upon which shareholders have the right to vote. Our shareholders cannot cumulate votes in the election of directors.

          Holders of our common stock have no preemptive rights to acquire any additional shares of stock. In addition, our common stock is not subject to redemption.

          Our articles of incorporation authorize our board of directors to issue authorized shares of our common stock without shareholder approval. Our common stock is included for quotation on the Nasdaq National Market. To maintain Nasdaq inclusion, our shareholders must approve the issuance of additional shares of our common stock or securities convertible into our common stock if the issuance of such securities:

          - relates to the acquisition of a company and the securities will have 20% or more of the voting power outstanding before the issuance;

          - relates to the acquisition of a company in which a director, officer or substantial shareholder of us has a 5% or greater interest and the issuance of the securities could result in an increase in outstanding common stock or voting power of 5% or more;

          - relates to a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of our common stock or 20% or more of the voting power outstanding before issuance; or

          -     would result in a change in control of us.

          Under Nasdaq rules, shareholders must also generally approve stock options or purchase plans applicable to officers and directors other than broadly-based plans in which other security holders or employees participate.

          In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of our common stock share ratably in any of our assets or funds that are available for distribution to our shareholders after the satisfaction of our liabilities (or after adequate provision is made for the satisfaction of our liabilities).

Shareholder Rights Plan

     On September 19, 2001, we adopted a shareholder rights plan designed to protect shareholders from attempts to acquire control of us at an inadequate price. Under the shareholder rights plan, each outstanding share of our common stock has attached to it one right to purchase an additional share of common stock at an initial exercise price of $70.00. The rights are not currently exercisable or transferable separate from our shares of common stock, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

     The rights become exercisable if a person, group, or other entity acquires beneficial ownership of or commences a tender offer or an exchange offer for 15% or more of our common stock or total voting power. A holder can also exercise the rights if our Board of Directors declares a person or group who has become a beneficial owner of at least 4.9% of our common stock or total voting power to be an "adverse person." The rights plan defines an "adverse person" generally as a person whose ownership is intended to cause us to enter into a transaction resulting in financial gain to such person under circumstances not deemed by the Board to be in our and our shareholders' best interests. After the rights become exercisable, the rights (other than rights held by a beneficial owner of 15% or more of our common stock or voting power or by an "adverse person") generally will entitle the holders to purchase either our common stock or the common stock of an acquiror, at a substantially reduced price in the event of a merger or other business combination involving us or other specified events relating to a change in control of us.

     We can generally redeem the rights at a redemption price of $0.001 per right at any time until the tenth business day following the date that the rights become exercisable. At any time prior to the date that the rights become nonredeemable, we can extend the redemption period. Rights are not redeemable following the Board's declaration that a beneficial owner of at least 4.9% or more of our common stock or total voting power is an "adverse person."

Special Charter and Pennsylvania Corporate Law Provisions

           Our articles of incorporation and bylaws contain provisions which may have the effect of deterring or discouraging an attempt to acquire control of us. These provisions:

          - divide our board of directors into three classes serving staggered three-year terms;

          - require that shares with at least 70% of total voting power approve mergers and other similar transactions in which we would not be the surviving or controlling entity;

          - require that shares with at least a majority, or in certain instances 70%, of total voting power approve the repeal or amendment of our articles of Incorporation;

          - require any person who acquires our stock of with voting power of 30% or more, offer to purchase for cash all remaining shares of our voting stock at the highest price paid for shares of our stock during the preceding year, unless 80% or more of the directors approve our acquisition by such person;

          - eliminate cumulative voting in elections of directors;

          - allow our board of directors to consider any pertinent issues when considering whether to oppose an offer to acquire us and allow it to take any lawful action to accomplish rejection of an offer;

          - require advance notice of nominations for the election of directors at meetings of shareholders; and

          -     require shareholders entitled to cast at least
                20% of the vote which all shareholders are entitled to cast to call a special meeting.

          The Pennsylvania Business Corporation Law also contains certain provisions applicable to us which may have the effect of impeding a change in control. These provisions:

          - require that, following any acquisition by a shareholder of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation;

          - prohibit for five years, subject to certain exceptions, a "business combination," which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets, with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power;

          - prevent a shareholder acquiring different levels of voting power (20%, 33% and 50%) from voting any shares in excess of the applicable threshold unless "disinterested shareholders" approve such voting rights; and

          - require any person or group that publicly announces that it may acquire control of the corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of the corporation, to disgorge to the corporation any profits it receives from sales of the corporation's equity securities purchased over the prior 18 months.

          Pennsylvania laws applicable to us also generally:

          - expand the factors and groups (including shareholders) which our board of directors can consider in determining whether a certain action is in the best interests of the corporation;

          - provide that our board of directors need not consider the interests of any particular group as dominant or controlling;

          - provide that our directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

          - provide that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard, unless proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

          -     provide that the fiduciary duty of our
                directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

          In addition, Pennsylvania law explicitly provides that the fiduciary duty of directors shall not be deemed to require directors:

          - to redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

          - to render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law of 1988, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

          - to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

          One of the effects of these fiduciary duty statutory provisions may be to make it more difficult for a shareholder to successfully challenge the actions of our board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under these provisions grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

                          LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for us by Stevens & Lee, P.C., Reading, Pennsylvania.

                             EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by Beard Miller Company LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                 WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934 and we file annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's website at http://www.sec.gov.

     We have filed a registration statement to register under the Securities Act of 1933 the common stock offered by this prospectus. This prospectus does not contain all the information included in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission.

     We "incorporate by reference" into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Plan is terminated comprise the incorporated documents:

          -  Our Annual Report on Form 10-K for the
             fiscal year ended December 31, 2001.

          -  Our Quarterly Reports on Form 10-Q for
             the quarters ended March 31, 2002, June 30,
             2002, and September 30, 2002.

     You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. Any statement made in a document that is incorporated by reference will modify or supersede for all purposes a contrary statement in this prospectus or in a document previously incorporated by reference. You should not assume that the information in this prospectus, including information incorporated by reference, or in any prospectus supplement is accurate as of any date other than the date of the document.

     You may request a copy of these filings, in most cases without exhibits, by writing or telephoning us at:

               Leesport Financial Corp.
               1240 Broadcasting Road
               Wyomissing, Pennsylvania 19610
               Attention:  Corporate Secretary
               (610) 208-0966, Ext. 211